1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TABLE OF CONTENTS

SIGNATURES
TSMC November 2007 Sales Report
Hsinchu, Taiwan, R.O.C. – December 10, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for November 2007: on an unconsolidated basis, sales were NT$30,143 million, a decrease of 5.0 percent from October 2007 and an increase of 22.0 percent over November 2006. Revenues for January through November 2007 totaled NT$284,527 million, a decrease of 2.4 percent compared to the same period in 2006.
On a consolidated basis, net sales for November 2007 were NT$ 31,265 million, a decrease of 4.1 percent from October 2007 and an increase of 24.8 percent over November 2006; revenues for January through November 2007 totaled NT$292,642 million, a decrease of 0.6 percent compared to the same period in 2006.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
November	30,143	24,709	22.0
January through November	284,527	291,506	(2.4)

*	Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):

			(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
November	31,265	25,060	24.8
January through November	292,642	294,536	(0.6)

*	Year 2007 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
December 10, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2007.
1) Sales volume (in NT$ thousand)

Period	Items	2007	2006
Nov	Net sales	30,143,487	24,709,112
Jan — Nov	Net sales	284,527,422	291,505,548
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Nov	Bal. as of period end
TSMC	100,254,974	—	—
TSMC’s subsidiaries	31,879,751	—	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Nov	Bal. as of period end
TSMC	125,318,718	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	2,552,407	38,654,198	—	—
	Mark to Market Profit/Loss	(165,238)	129,960	—	—
Expired Contracts	Notional Amount	15,907,778	234,619,935	1,310,840	1,310,840
	Realized Profit/Loss	(91,612)	(399,382)	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	4,408	—	—	—
	Mark to Market Profit/Loss	(19)	—	—	—
Expired Contracts	Notional Amount	314,188	—	—	—
	Realized Profit/Loss	2,294	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 10, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer